September 28, 2005

VIA EDGAR DIRECT TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	DynCorp International Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, DynCorp International Inc. (the “Registrant”), we are transmitting for filing with the Securities and Exchange Commission (the “SEC”) the attached Registration Statement on Form S-1 (the “S-1 Registration Statement”).

We note that, on August 9, 2005, DynCorp International LLC (“DynCorp”), a wholly-owned direct subsidiary of the Registrant, filed a registration statement on Form S-4 (SEC file number 333-127343; the “Form S-4”) and received comments from the staff of the SEC (the “Staff”) on September 8, 2005. On September 27, 2005, DynCorp filed Amendment Number 1 to the Form S-4, which includes changes in response to the Staff’s comments. The S-1 Registration Statement includes the changes made in the Form S-4 in response to the Staff’s comments, to the extent believed to be applicable by the Registrant.

The filing fee in the amount of $52,965 has been paid by wire transfer to the account of the SEC.

The prompt attention of the Staff to this submission is greatly appreciated.

Securities and Exchange Commission

September 28, 2005

Please contact the undersigned at (212) 756-2153 with any questions concerning this submission.

Very truly yours,

/s/ Edward Schauder

cc:	Michael J. Thorne
DynCorp International LLC
Chief Financial Officer

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
Partner